Exhibit 99.1

News Release

Members of the Society of United Professionals ratify two-year collective agreement with Hydro One

TORONTO, August 3, 2021 - Hydro One Inc. (Hydro One) and the Society of United Professionals (the Society) are pleased to announce that Society-represented Hydro One employees voted in favour of renewing their two-year collective agreement.

“I want to extend my thanks to the Society’s leadership and our bargaining teams for their commitment to reach this balanced outcome,” said Mark Poweska, President and CEO, Hydro One. “I am confident that these highly-skilled employees will continue to build a better and brighter future by delivering value for customers, communities and investors today and for years to come”.

“The Society of United Professionals takes great pride in working collaboratively to negotiate fair collective agreements,” said Michelle Johnston, President, Society of United Professionals. “I am very pleased that our membership voted in favour of this agreement, as recommended by their bargaining team.”

The collective agreement covers approximately 1,800 employees in critical engineering, supervisory and administrative roles.

Hydro One Limited (TSX: H)

Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.4 million valued customers, approximately $30.3 billion in assets as at December 31, 2020, and annual revenues in 2020 of approximately $7.3 billion.

Our team of approximately 8,700 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2020, Hydro One invested approximately $1.9 billion in its transmission and distribution networks, and supported the economy through buying approximately $1.7 billion of goods and services.

We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are designated as a Sustainable Electricity Company by the Canadian Electricity Association.

Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com; www.sedar.com or www.sec.gov.

Forward-Looking Statements and Information

This press release may contain “forward-looking information” within the meaning of applicable securities laws. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will”, “can”, “believe,” “seek,”

“estimate,” and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

About the Society of United Professionals:

The Society of United Professionals is the union of choice for more than 8,700 Ontario professional workers, including approximately 1,800 Hydro One employees. Society members work in the public, private, not-for-profit and regulatory sectors. Founded in 1944 by Ontario Hydro engineers who wanted better working conditions, today the Society represents professionals of many stripes, including engineers, scientists, lawyers and supervisors. For more information, visit www.thesociety.ca.

For further information: Hydro One Media Relations 24 hours a day at 1-877-506-7584 (toll-free in Ontario only) or 416-345-6868.

Our website is www.HydroOne.com.

Follow us on facebook.com/HydroOneOfficial, twitter.com/HydroOne and instagram.com/HydroOneOfficial.

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